UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                   Artemis International Solutions Corporation
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    04301R405
                                 (CUSIP Number)

                                  June 16, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04301R405                   13G              Page 2 of 10 Pages

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital, LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                            (a) [X]
                                                            (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,526,700

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,526,700
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY
             OWNED BY EACH REPORTING PERSON
             1,526,700
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [X]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             13.3%
-----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                   13G              Page 3 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS

            Emancipation Capital, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                            (a) [X]
                                                            (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,526,700

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,526,700
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY
             OWNED BY EACH REPORTING PERSON
             1,526,700
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [X]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             13.3%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                   13G              Page 4 of 10 Pages



-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Charles Frumberg
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a) [X]
                                                             (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,526,700

OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    1,526,700
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY
             OWNED BY EACH REPORTING PERSON
             1,526,700
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                               [X]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             13.3%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                   13G              Page 5 of 10 Pages


Item 1.

(a)  Name of Issuer

     Artemis International Solutions Corporation, a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

            4042 MacArthur Blvd.
            Suite 401
            Newport Beach, CA 07024

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Emancipation Capital, LP, ("Emancipation Capital")
            153 E. 53rd St.,  Suite 26B
            New York, NY 10022
            Citizenship: Delaware

            Emancipation Capital, LLC, ("Emancipation Capital LLC") 153 E. 53rd St., Suite 26B
            New York, NY 10022
            Citizenship: Delaware

            Charles Frumberg, ("Mr. Frumberg")
            c/o Emancipation Capital, LLC
            153 E. 53rd St.,  Suite 26B
            New York, NY 10022
            Citizenship: United States

Item 2(d)  Title of Class of Securities

            Common Stock, par value $0.001 per share ("Common Stock")

Item 2(e)  CUSIP Number

            04301R405

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a)   [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
           78o).

(b)   [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Act (15
           U.S.C. 78c).

(d)   [ ]  Investment company registered under Section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 04301R405                   13G              Page 6 of 10 Pages


(f)   [ ]  An employee benefit plan or endowment fund in accordance with Rule
           13d-1(b)(1)(ii)(F);

(g)   [ ]  A parent holding company or control person in accordance with Rule
           13d-1(b)(1)(ii)(G);

(h)   [ ]  A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

                  As of the date hereof, each Reporting Person may be deemed the beneficial owner of (i) 1,363,636 shares of Common Stock currently issuable to Emancipation Capital upon conversion of shares of Series A Convertible Preferred Stock, par value $0.001, of the Company ("Preferred Stock"), (ii) 136,364 shares of Common Stock currently issuable to Emancipation Capital upon exercise of warrants ("Initial Warrants") and (iii) 26,700 shares of Common Stock purchased on the open market. The Preferred Stock was acquired in a privately negotiated transaction that was consummated on June 16, 2004 at a price of $2.20 per share. In connection with the issuance of the Preferred Stock, Emancipation Capital received the Initial Warrants which have a five year term and an exercise price of $2.60 per share. This Schedule 13G excludes any additional 210-day warrants received by Emancipation Capital (a) that are exercisable if, and only in the event that, the Six Month Price is below $2.20 and (b) to purchase a variable number of shares of Common Stock at $0.01 per share based on the Six Month Price. "Six Month Price" means the greater of $1.75 or the lowest average closing price of the Common Stock of the Company for any 15 consecutive day period during the six month period immediately following June 16, 2004.

                  Emancipation Capital LLC acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Capital LLC and Mr. Frumberg disclaim beneficial ownership of the securities held by Emancipation Capital, except for their pecuniary interest therein.

                  Although Emancipation Capital believes that it is not part of a group, on June 16, 2004, Emancipation Capital, other purchasers of the Company's Common Stock and Proha PLC, a shareholder of the Company, entered into a letter agreement whereby the parties agreed that for a period of two years commencing on June 16, 2004, a nominating committee shall be the exclusive process by which directors are nominated for election to the board of directors of the Company. Each party agreed to either (i) directly or indirectly vote in

CUSIP No. 04301R405                   13G              Page 7 of 10 Pages


favor of, or (ii) directly or indirectly not oppose a candidate so nominated by the board of directors through its nominating committee.

            (b) Percent of class:


                Approximately 13.3% as of the date hereof. Based on the American Stock Transfer & Trust Company ("AST") Report dated as of June 11, 2004, there were 9,965,018 shares of Common Stock issued and outstanding as of June 11, 2004. AST serves as the Company's transfer agent.


            (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote

                           0

                     (ii)  Shared power to vote or to direct the vote

                           1,526,700 shares of Common Stock.

                     (iii) Sole power to dispose or to direct the disposition of

                           0

                     (iv) Shared power to dispose or to direct the disposition of

                           1,526,700 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.


Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired

CUSIP No. 04301R405                   13G              Page 8 of 10 Pages


and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 28, 2004, by and among Emancipation Capital, Emancipation Capital LLC and Mr. Frumberg.

CUSIP No. 04301R405                   13G              Page 9 of 10 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 28, 2004

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By: /s/ Charles Frumberg
        -------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL, LLC

By: /s/ Charles Frumberg
    ------------------------------
    Name:  Charles Frumberg
    Title: Managing Member





CHARLES FRUMBERG

/s/ Charles Frumberg
---------------------------

CUSIP No. 04301R405                   13G              Page 10 of 10 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.001 par value, of Artemis International Solutions Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 28, 2004

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By: /s/ Charles Frumberg
        --------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL, LLC

By: /s/ Charles Frumberg
    ----------------------------
    Name:  Charles Frumberg
    Title: Managing Member





CHARLES FRUMBERG

/s/ CHARLES FRUMBERG
--------------------------------